Renaissance Acquisition Corp.

50 East Sample Road, Suite 400

Pompano Beach, Florida 33064

January 14, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Larry Spirgel and Scott Hodgdon

Re:	Renaissance Acquisition Corp.

Request to Withdraw Registration Statement on Form S-4 (File No. 333-154482)

Gentlemen:

Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Renaissance Acquisition Corp. (“Renaissance”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the above referenced Registration Statement on Form S-4 (the “Registration Statement”), as initially filed with the Commission on October 20, 2008, and as amended on December 5, 2008 and December 22, 2008, together with all exhibits thereto, with such request to be approved effective as of the date hereof or at the earliest practical date thereafter.

The Registration Statement was filed in order to register the offering of shares of Renaissance common stock to be issued in connection with the acquisition of First Communications, Inc., a Delaware corporation, by Renaissance, pursuant to that certain Agreement and Plan of Merger, dated as of September 13, 2008, as amended, among Renaissance, Renaissance’s wholly-owned subsidiaries formed for the purposes of consummating the merger, FCI Merger Sub I, Inc. and FCI Merger Sub II, LLC , First Communications, Inc. and The Gores Group, LLC (the “Merger Agreement”).

Renaissance is withdrawing the Registration Statement because it has terminated the Merger Agreement.

Please provide Renaissance with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available.  Renaissance also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to Renaissance’s account with the Commission for future use.

If you have any questions regarding this request for withdrawal, please contact Samuel Katz of Dechert LLP at (212) 698-3663.

Sincerely,

RENAISSANCE ACQUISITION CORP.

/s/ Mark Seigel

Mark Seigel

Secretary